4/22/2016

Public Amend



S 16022206

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

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SEC FILE NUMBER
8- 50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Road, Suite 104
(No. and Street)

Glen Allen	VA	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick T. Naschold 804-418-6271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Cheryl G. Pearson
Commonwealth of Virginia
Notary Public
Commission No. 7298960
My Commission Expires 8/31/2017

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

Financial Report

December 31, 2015

DOMINION PARTNERS, L.C.

Table of Contents

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Dominion Partners, L.C.
Glen Allen, VA

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. (the Company) (a Virginia corporation) as of December 31, 2015, and the related statement of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Partners, L.C. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. .

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 23, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Road, Suite 104
(No. and Street)

Glen Allen (City) VA (State) 23060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick T. Naschold 804-418-6271 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001 (Address) Baton Rouge (City) LA (State) 70809 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Cheryl G. Pearson
Commonwealth of Virginia
Notary Public
Commission No. 7298950
My Commission Expires 8/31/2017

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 104,173
Accounts receivable	35,000
Property and equipment, net	7,909
Deposits	1,370
Total assets	$ 148,452

Liabilities and Members' Equity

Liabilities:	
Accounts payable	$ 2,500
Accrued payroll tax	1,636
Total liabilities	4,136
Members' equity	144,316
Total liabilities and members' equity	$ 148,452

See accompanying notes to financial statement.

DOMINION PARTNERS, L.C.

Statement of Operations
Year ended December 31, 2015

Revenue:	
Investment banking fees	$ 1,048,666
Other income	100
Total revenue	1,048,766
Operating expenses:	
Employee compensation	158,346
Regulatory fees and expenses	2,944
Depreciation and amortization	2,636
Management fee	5,982
Rent	17,512
Outside services	44,954
Other expenses	23,979
Total expenses	256,353
Net Income	$ 792,413

See accompanying notes to financial statement.

DOMINION PARTNERS, L.C.

Statement of Changes in Members' Equity
Year Ended December 31, 2015

Balance, December 31, 2014	$ 46,335
Distributions	(694,432)
Net income	792,413
Balance, December 31, 2015	$ 144,316

See accompanying notes to financial statement.

DOMINION PARTNERS, L.C.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2015

Liabilities subordinated to claims of general creditors at January 1, 2015	$ -
Increases	-
Decreases	-
Liabilities subordinated to claims of general creditors at December 31, 2015	$ -

See accompanying notes to financial statement.

DOMINION PARTNERS, L.C.

Statement of Cash Flows
Year ended December 31, 2015

Cash flows from operating activities	
Net income	$ 792,413
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,636
Changes in operating assets and liabilities:	
Accounts receivable	(35,000)
Employee receivables	24,303
Prepaid expenses	1,812
Accounts payable	2,500
Accrued payroll tax	1,636
Net cash provided by operating activities	790,300
Cash flows from investing activities:	
Purchase of property and equipment	(10,545)
Cash flows from financing activities	
Distributions to members	(694,432)
Net change in cash	85,323
Cash - beginning of year	18,850
Cash - end of year	$ 104,173

See accompanying notes to financial statement.

1. **Summary of Significant Account Policies:**

Nature of Business: Dominion Partners, L.C. (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia on July 16, 2006. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an investment banking firm that provides merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium sized businesses in the eastern United States.

Securities Transactions: There were no security transactions for the year ended December 31, 2015.

Revenue Recognition: Investment banking income is earned from providing merger and acquisition and financial restructuring advisory services. Fees are recorded as revenue when the related service has been rendered.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in one financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company periodically has funds in excess of federally insured limits.

A substantial portion of the Company's revenues in a year may be received from a small amount of transactions. During 2015, four customers accounted for 75% of revenue.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with original maturities of 3 months or less to be cash equivalents.

Receivables: Receivables are uncollateralized clearing broker dealer obligations due under normal trade terms requiring payment within 30 days. The Company generally collects receivables within 30 days and charges interest on receivables with invoice dates over 30 days old.

1. **Summary of Significant Account Policies, Continued:**

Receivables, Continued: Management individually reviews all receivable balances that exceed 30 days from the invoice date and based on an assessment of the current creditworthiness, writes off the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2015, all receivables were considered collectable and no allowance was necessary.

Property and Equipment: Purchases of property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 4 to 7 years.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its partners report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2015.

Subsequent Events: Management has evaluated subsequent events through February 23, 2016, the date the financial statements were issued and has determined that no additional disclosures are necessary.

DOMINION PARTNERS, L.C.

Notes to Financial Statements, Continued

2. Lease Commitments:

The Company leases commercial office space in Richmond, Virginia. As of March 2, 2015, the Company extended its current lease until June 30, 2018. The minimum future rental payments under the extended lease are as follows:

2016	$ 12,344
2017	12,344
2018	6,172
	$ 30,860

Rent expense for the year ended December 31, 2015 amounted to $17,512.

3. Management Fee Agreement:

The Company paid management fees of $5,982 for the year ended December 31, 2015. The management fee agreement was terminated on June 30, 2015.

4. Employee Retirement Plan:

The Company sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The Company matches contributions up to 3% of base salary. Total Company contributions were $31,798 in 2015.

5. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2015, the Company has net capital of $100,037, which was $95,037 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.04 to 1.

The Company is exempt under Rule 15c3-3 (k)(2)(i) from preparing the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

DOMINION PARTNERS, L.C.

Schedule I
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2015

	As filed on January 11, 2016	Adjustments	As Amended
Members' equity			
Members' equity qualified for net capital	$ 114,452	$ 29,864	$ 144,316
Nonallowable assets			
Receivables from customers	-	35,000	35,000
Property and equipment	10,545	(2,636)	7,909
Deposits	1,370	-	1,370
	11,915	32,364	44,279
Net capital	$ 102,537	$ (2,500)	$ 100,037
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000	$ 5,000	$ 5,000
Net capital in excess of minimum requirements	$ 97,537	$ (2,500)	$ 95,037
Amounts included in total liabilities which represent aggregate indebtedness	$ 1,636	$ 2,500	$ 4,136
Ratio of aggregate indebtedness to net capital	0.02		0.04

Note: The 4Q FOCUS Report filed on January 11, 2016 differs from the presentation on page 12 due to an increase in investment banking fees, an increase in depreciation expense, and an increase in other expenses which resulted in an increase in members' equity of $29,864 and an increase in aggregate indebtedness of $2,500. The company filed an amended 4Q FOCUS on February 11, 2016.

See Report of Independent Registered Public Accounting Firm

DOMINION PARTNERS, L.C.
Schedule II
Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3
December 31, 2015

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Dominion Partners, L.C.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2015

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Dominion Partners, L.C.
Glen Allen, VA

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Dominion Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dominion Partners, L.C. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Dominion Partners, L.C. stated that Dominion Partners, L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Dominion Partners L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dominion Partners, L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
February 23, 2016

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Exemption Report

Dominion Partners, L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2) (i) throughout the most recent fiscal period without exception.

I, Frederick T. Naschold, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________________
Frederick T. Naschold

Title: Principal

February 23, 2016